HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2022 and 2021

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Revenues
Distribution (includes related party revenues of $70 and $142 (2021 - $70 and $143) for the three and six months ended June 30, respectively) (Note 22)	1,314	1,263	2,831	2,617
Transmission (includes related party revenues of $513 and $1,029 (2021 - $443 and $885) for the three and six months ended June 30, respectively) (Note 22)	516	448	1,035	896
Other	10	11	21	20
	1,840	1,722	3,887	3,533

Costs
Purchased power (includes related party costs of $413 and $1,198 (2021 - $393 and $1,036) for the three and six months ended June 30, respectively) (Note 22)	852	838	1,866	1,732
Operation, maintenance and administration (Note 22)	286	289	574	571
Depreciation, amortization and asset removal costs (Note 4)	258	225	495	448
	1,396	1,352	2,935	2,751

Income before financing charges and income tax expense	444	370	952	782
Financing charges (Note 5)	119	104	236	220

Income before income tax expense	325	266	716	562
Income tax expense (Note 6)	68	26	147	52
Net income	257	240	569	510

Other comprehensive income (Note 7)	5	3	12	6
Comprehensive income	262	243	581	516

Net income attributable to:
Noncontrolling interest	2	2	4	4
Common shareholders	255	238	565	506
	257	240	569	510

Comprehensive income attributable to:
Noncontrolling interest	2	2	4	4
Common shareholders	260	241	577	512
	262	243	581	516

Earnings per common share (Note 20)
Basic	$0.43	$0.40	$0.94	$0.85
Diluted	$0.42	$0.40	$0.94	$0.84

Dividends per common share declared (Note 19)	$0.28	$0.27	$0.55	$0.52

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At June 30, 2022 and December 31, 2021

As at (millions of Canadian dollars)	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	31	540
Accounts receivable (Note 8)	681	699
Due from related parties (Note 22)	303	284
Other current assets (Note 9)	295	303
	1,310	1,826

Property, plant and equipment (Note 10)	24,453	23,842
Other long-term assets:
Regulatory assets (Note 11)	3,614	3,561
Deferred income tax assets	114	118
Intangible assets (net of accumulated amortization - $701; 2021 - $662)	590	570
Goodwill	373	373
Other assets (Note 12)	103	93
	4,794	4,715
Total assets	30,557	30,383

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	1,432	1,045
Long-term debt payable within one year (Notes 15, 16)	738	603
Accounts payable and other current liabilities (Note 13)	1,089	1,064
Due to related parties (Note 22)	127	266
	3,386	2,978

Long-term liabilities:
Long-term debt (Notes 15, 16)	12,280	13,017
Regulatory liabilities (Note 11)	378	362
Deferred income tax liabilities	558	367
Other long-term liabilities (Note 14)	2,725	2,683
	15,941	16,429
Total liabilities	19,327	19,407

Contingencies and Commitments (Notes 24, 25)
Subsequent Events (Note 27)

Noncontrolling interest subject to redemption	20	20

Equity
Common shares (Note 18)	5,699	5,688
Additional paid-in capital (Note 21)	33	38
Retained earnings	5,412	5,174
Accumulated other comprehensive loss	—	(12)
Hydro One shareholders’ equity	11,144	10,888

Noncontrolling interest	66	68
Total equity	11,210	10,956
	30,557	30,383

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2022 and 2021

Six months ended June 30, 2022 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2022	5,688	38	5,174	(12)	10,888	68	10,956
Net income	—	—	565	—	565	3	568
Other comprehensive income (Note 7)	—	—	—	12	12	—	12
Distributions to noncontrolling interest	—	—	—	—	—	(5)	(5)
Dividends on common shares (Note 19)	—	—	(327)	—	(327)	—	(327)
Common shares issued	11	(8)	—	—	3	—	3
Stock-based compensation	—	3	—	—	3	—	3
June 30, 2022	5,699	33	5,412	—	11,144	66	11,210

Six months ended June 30, 2021 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2021	5,678	47	4,838	(29)	10,534	72	10,606
Net income	—	—	506	—	506	3	509
Other comprehensive income (Note 7)	—	—	—	6	6	—	6
Distributions to noncontrolling interest	—	—	—	—	—	(7)	(7)
Dividends on common shares (Note 19)	—	—	(311)	—	(311)	—	(311)
Common shares issued	10	(10)	—	—	—	—	—
Stock-based compensation	—	(1)	—	—	(1)	—	(1)
June 30, 2021	5,688	36	5,033	(23)	10,734	68	10,802

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2022 and 2021

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2022	2021	2022	2021
Operating activities
Net income	257	240	569	510
Environmental expenditures	(11)	(9)	(19)	(17)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	214	196	425	394
Regulatory assets and liabilities	(8)	(8)	21	52
Deferred income tax expense	62	13	135	32
Other	11	11	27	41
Changes in non-cash balances related to operations (Note 23)	96	(31)	(94)	(83)
Net cash from operating activities	621	412	1,064	929

Financing activities
Long-term debt repaid	(1)	(302)	(601)	(802)
Short-term notes issued	1,470	1,330	2,860	2,145
Short-term notes repaid	(1,364)	(815)	(2,470)	(1,615)
Dividends paid (Note 19)	(168)	(159)	(327)	(311)
Distributions paid to noncontrolling interest	(2)	(2)	(6)	(4)
Common shares issued	—	—	3	—
Costs to obtain financing	(4)	(2)	(4)	(2)
Net cash from (used in) financing activities	(69)	50	(545)	(589)

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(536)	(516)	(974)	(995)
Intangible assets	(27)	(34)	(53)	(71)
Capital contributions received	10	7	10	9
Other	(3)	6	(11)	6
Net cash used in investing activities	(556)	(537)	(1,028)	(1,051)

Net change in cash and cash equivalents	(4)	(75)	(509)	(711)
Cash and cash equivalents, beginning of period	35	121	540	757
Cash and cash equivalents, end of period	31	46	31	46

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2022 and 2021
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). At June 30, 2022, the Province held approximately 47.2% (December 31, 2021 - 47.2%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, and an approximately 55% interest in Niagara Reinforcement Limited Partnership, a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Deferred Tax Asset (DTA)
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period (DTA Implementation Decision). See Note 11 - Regulatory Assets and Liabilities for additional details.
Hydro One Remote Communities
On November 3, 2021, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2021, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-10	November 2021	The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	Under assessment
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Depreciation of property, plant and equipment	184	169	367	340
Amortization of intangible assets	19	18	39	37
Amortization of regulatory assets	11	9	19	17
Depreciation and amortization	214	196	425	394
Asset removal costs	44	29	70	54
	258	225	495	448
5.    FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Interest on long-term debt	125	126	248	250
Interest on short-term notes	4	1	5	1
Realized loss on cash flow hedges (interest-rate swap agreements) (Notes 7, 16)	1	3	4	6
Interest on regulatory accounts	1	—	2	1
Other	4	3	8	5
Less: Interest capitalized on construction and development in progress	(16)	(16)	(31)	(29)
DTA carrying charges (Note 11)	1	(13)	1	(13)
Interest earned on cash and cash equivalents	(1)	—	(1)	(1)
	119	104	236	220

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Income before income tax expense	325	266	716	562
Income tax expense at statutory rate of 26.5% (2021 - 26.5%)	86	71	190	149

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(24)	(21)	(52)	(46)
Impact of DTA Implementation Decision[1]	24	(8)	48	(20)
Overheads capitalized for accounting but deducted for tax purposes	(6)	(5)	(13)	(12)
Pension and post-retirement benefit contributions in excess of pension expense	(4)	(2)	(10)	(6)
Interest capitalized for accounting but deducted for tax purposes	(4)	(5)	(9)	(9)
Environmental expenditures	(4)	(2)	(7)	(4)
Other	—	(3)	(1)	(2)
Net temporary differences attributable to regulated business	(18)	(46)	(44)	(99)
Net permanent differences	—	1	1	2
Total income tax expense	68	26	147	52

Effective income tax rate	20.9%	9.8%	20.5%	9.3%
1 Pursuant to the DTA Implementation Decision, the 2021 impact represents the sharing of tax deductions from deferred tax asset (DTA Sharing) given to ratepayers, offset by the recovery of DTA amounts previously shared effective July 1, 2021. For 2022, the impact represents the recovery of DTA amounts previously shared from ratepayers. See Note 11 - Regulatory Assets and Liabilities.
7.    OTHER COMPREHENSIVE INCOME

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Gain on cash flow hedges (interest-rate swap agreements) (Notes 5, 16)[1]	4	3	10	6
Gain on transfer of other post-employment benefits (OPEB) (Note 17)	1	—	2	—
	5	3	12	6
1 Includes less than $1 million after-tax realized loss (2021 - $2 million), $1 million before-tax realized loss (2021 - $3 million), and includes $2 million after-tax realized loss (2021 - $4 million) and $4 million before-tax realized loss (2021 - $6 million) on cash flow hedges reclassified to financing charges for the three and six months ended June 30, 2022, respectively.
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	June 30, 2022	December 31, 2021
Accounts receivable - billed	363	346
Accounts receivable - unbilled	390	409
Accounts receivable, gross	753	755
Allowance for doubtful accounts	(72)	(56)
Accounts receivable, net	681	699

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2022 and the year ended December 31, 2021:

(millions of dollars)	Six months ended June 30, 2022	Year ended December 31, 2021
Allowance for doubtful accounts – beginning	(56)	(46)
Write-offs	10	15
Additions to allowance for doubtful accounts	(26)	(25)
Allowance for doubtful accounts – ending	(72)	(56)
9.    OTHER CURRENT ASSETS

As at (millions of dollars)	June 30, 2022	December 31, 2021
Regulatory assets (Note 11)	198	226
Prepaid expenses and other assets	68	55
Materials and supplies	23	22
Derivative assets (Note 16)	6	—
	295	303
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	June 30, 2022	December 31, 2021
Property, plant and equipment	35,653	34,943
Less: accumulated depreciation	(13,030)	(12,698)
	22,623	22,245
Construction in progress	1,645	1,417
Future use land, components and spares	185	180
	24,453	23,842

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	June 30, 2022	December 31, 2021
Regulatory assets:
Deferred income tax regulatory asset	2,633	2,509
Pension benefit regulatory asset	701	713
Deferred tax asset sharing	139	204
Post-retirement and post-employment benefits - non-service cost	134	125
Environmental	110	122
Stock-based compensation	32	38
Foregone revenue deferral	12	25
Debt premium	5	7
Conservation and Demand Management variance	4	8
Other	42	36
Total regulatory assets	3,812	3,787
Less: current portion	(198)	(226)
	3,614	3,561

Regulatory liabilities:
Tax rule changes variance	92	86
Retail settlement variance account	67	58
External revenue variance	51	52
Earnings sharing mechanism deferral	42	42
Asset removal costs cumulative variance	40	36
Post-retirement and post-employment benefits	33	33
Pension cost differential	30	30
Green energy expenditure variance	9	13
Deferred income tax regulatory liability	4	4
Other	17	18
Total regulatory liabilities	385	372
Less: current portion	(7)	(10)
	378	362
Deferred Tax Asset Sharing
At June 30, 2022, Hydro One has a net regulatory asset of $139 million representing the cumulative DTA amounts shared with ratepayers since 2017 to 2021, net of the amount recovered from ratepayers since July 1, 2021 pursuant to the DTA Implementation Decision. The net regulatory asset of $139 million (December 31, 2021 - $204 million) consists of $49 million (December 31, 2021 - $72 million) and $90 million (December 31, 2021 - $132 million) for Hydro One Networks’ distribution and transmission segments, respectively. The balance of this regulatory account will continue to decrease as amounts are recovered over the next 12 months.
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	June 30, 2022	December 31, 2021
Right-of-Use assets	60	57
Investments	29	22
Other long-term assets	14	14
	103	93

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	June 30, 2022	December 31, 2021
Accrued liabilities	693	619
Accounts payable	221	255
Accrued interest	112	124
Environmental liabilities	43	34
Lease obligations	13	14
Regulatory liabilities (Note 11)	7	10
Derivative liabilities (Note 16)	—	8
	1,089	1,064
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	June 30, 2022	December 31, 2021
Post-retirement and post-employment benefit liability (Note 17)	1,852	1,800
Pension benefit liability (Note 17)	701	713
Environmental liabilities	81	88
Lease obligations	48	46
Asset retirement obligations	14	14
Long-term accounts payable	3	3
Other long-term liabilities	26	19
	2,725	2,683
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totaling $2,300 million.
At June 30, 2022, Hydro One’s consolidated committed and unsecured credit facilities (Operating Credit Facilities) totaling $2,550 million included Hydro One's credit facilities of $250 million and Hydro One Inc.'s credit facilities of $2,300 million. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. On June 1, 2022, the maturity date for the Operating Credit Facilities was extended from 2026 to 2027. At June 30, 2022, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At June 30, 2022, no debt securities have been issued by HOHL.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
Long-Term Debt
The following table presents long-term debt outstanding at June 30, 2022 and December 31, 2021:

As at (millions of dollars)	June 30, 2022	December 31, 2021
Hydro One Inc. long-term debt (a)	12,495	13,095
Hydro One long-term debt (b)	425	425
HOSSM long-term debt (c)	138	142
	13,058	13,662
Add: Net unamortized debt premiums	8	9
Less: Unamortized deferred debt issuance costs	(48)	(51)
Total long-term debt	13,018	13,620

Less: Long-term debt payable within one year	(738)	(603)
	12,280	13,017
(a) Hydro One Inc. long-term debt
At June 30, 2022, long-term debt of $12,495 million (December 31, 2021 - $13,095 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At June 30, 2022, $4,000 million remained available for issuance under the MTN Program prospectus. During the three and six months ended June 30, 2022 and 2021, no long-term debt was issued and long-term debt of $nil (2021 - $300 million) and $600 million (2021 - $800 million) was repaid, respectively, under the MTN Program.
(b) Hydro One long-term debt
At June 30, 2022, long-term debt of $425 million (December 31, 2021 - $425 million) was outstanding under Hydro One's short form base shelf prospectus (Universal Base Shelf Prospectus). In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At June 30, 2022, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus. During the three and six months ended June 30, 2022 and 2021, no long-term debt was issued or repaid.
(c) HOSSM long-term debt
At June 30, 2022, HOSSM long-term debt of $138 million (December 31, 2021 - $142 million) with a principal amount of $133 million (December 31, 2021 - $134 million) was outstanding. During the three and six months ended June 30, 2022 and 2021, no long-term debt was issued and $1 million (2021 - $2 million) of long-term debt was repaid.
Principal and Interest Payments
At June 30, 2022, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	733	497	1.7
Year 2	700	485	2.5
Year 3	750	467	2.3
Year 4	500	449	2.8
Year 5	—	436	—
	2,683	2,334	2.3
Years 6-10	3,125	2,014	3.6
Thereafter	7,245	3,825	4.5
	13,053	8,173	3.8

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At June 30, 2022 and December 31, 2021, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022		December 31, 2021
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	13,018	12,293	13,620	15,573
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At June 30, 2022 and December 31, 2021, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
At June 30, 2022 and December 31, 2021, Hydro One Inc. had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At June 30, 2022 and December 31, 2021, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at June 30, 2022 and December 31, 2021 is as follows:

As at June 30, 2022 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 9)
Cash flow hedges, including current portion	6	6	—	6	—

Liabilities:
Long-term debt, including current portion	13,018	12,293	—	12,293	—

As at December 31, 2021 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	13,620	15,573	—	15,573	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	8	8	—	8	—
	13,628	15,581	—	15,581	—
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the six months ended June 30, 2022 or the year ended December 31, 2021.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and six months ended June 30, 2022 and 2021.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended June 30, 2022, a $4 million after-tax unrealized gain (2021 - $1 million), $5 million before-tax (2021 - $1 million), was recorded in OCI, and less than $1 million after-tax realized loss (2021 - $2 million), $1 million before-tax (2021 - $3 million), was reclassified to financing charges. During the six months ended June 30, 2022, a $8 million after-tax unrealized gain (2021 - $2 million), $11 million before-tax (2021 - $3 million), was recorded in OCI, and a $2 million after-tax realized loss (2021- $4 million), $4 million before-tax (2021 - $6 million), was reclassified to financing charges. This resulted in accumulated other comprehensive income (AOCI) of $4 million related to cash flow hedges at June 30, 2022 (December 31, 2021 - accumulated other comprehensive loss (AOCL)- $6 million). The Company estimates that the amount of AOCI, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $4 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at June 30, 2022, the maximum term over which the Company is hedging exposures to the variability of cash flows is less than one year.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2022 and December 31, 2021, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At June 30, 2022 and December 31, 2021, there was no material accounts receivable balance due from any single customer.
At June 30, 2022, the Company’s allowance for doubtful accounts was $72 million (December 31, 2021 - $56 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses (CECL) for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At June 30, 2022, approximately 4% (December 31, 2021 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At June 30, 2022 and December 31, 2021, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At June 30, 2022, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with two financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.
In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At June 30, 2022, $4,000 million remained available for issuance under the MTN Program prospectus.
In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At June 30, 2022, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus.
In December 2020, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At June 30, 2022, no securities have been issued under the US Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three and six months ended June 30, 2022 and 2021:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2022	2021	2022	2021
Current service cost	54	60	16	17
Interest cost	71	64	15	13
Expected return on plan assets, net of expenses[1]	(127)	(108)	—	—
Prior service cost amortization	—	1	2	2
Amortization of actuarial losses	15	31	—	1
Net periodic benefit costs	13	48	33	33

Charged to results of operations[2,3]	9	8	22	19

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2022	2021	2022	2021
Current service cost	108	120	32	33
Interest cost	142	128	30	25
Expected return on plan assets, net of expenses[1]	(254)	(216)	—	—
Prior service cost amortization	1	2	7	3
Amortization of actuarial losses	30	62	1	2
Net periodic benefit costs	27	96	70	63

Charged to results of operations[2,3]	16	14	41	37
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2022 is 6.00% (2021 - 5.40%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2022, pension costs of $21 million (2021 - $20 million) and $39 million (2021 - $37 million), respectively were attributed to labour, of which $9 million (2021 - $8 million) and $16 million (2021 - $14 million), respectively, was charged to operations, and $12 million (2021 - $12 million) and $23 million (2021 - $23 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
3 In the 2020-2022 Transmission Decision, the OEB confirmed the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. Prior to the decision, these costs were tracked in a regulatory asset. As a result, during the six months ended June 30, 2022, additional other post-retirement and post-employment costs of $9 million (2021 - $8 million) attributed to labour were charged to operations.

Future Transfers from Other Plans
Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks. Employees related to the Information Technology Operations, Finance and Accounting, Payroll, Source to Pay, Settlements and certain Shared Services functions transferred over a period ending January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan upon transfer to Hydro One Networks. Subject to all necessary regulatory approvals, the assets and liabilities of the Inergi Plan will transfer to the Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer, which is expected to occur sometime in 2023. Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans.
On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees.
On November 1, 2021, Transferred Employees associated with source to pay operations (S2P Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $6 million related to the S2P Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $6 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the S2P Employees.
The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the Finance and Accounting, Payroll and certain Shared Services employees.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At June 30, 2022, the Company had 598,714,580 (December 31, 2021 - 598,217,549) common shares issued and outstanding.
The following table presents the changes to common shares during the six months ended June 30, 2022:

(number of shares)
Common shares - December 31, 2021	598,217,549
Common shares issued - LTIP[1]	108,710
Common shares issued - share grants[2]	388,321
Common shares - June 30, 2022	598,714,580
1 During the six months ended June 30, 2022, Hydro One issued from treasury 108,710 common shares in accordance with provisions of the Long-term Incentive Plan (LTIP), related to stock options exercised on December 30, 2021.
2 During the six months ended June 30, 2022, Hydro One issued from treasury 388,321 common shares in accordance with provisions of the Power Workers’ Union (PWU) and the Society of United Professionals (Society) Share Grant Plans.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At June 30, 2022 and December 31, 2021, the Company had no preferred shares issued and outstanding.
19.    DIVIDENDS
During the three months ended June 30, 2022, common share dividends in the amount of $168 million (2021 - $159 million) were declared and paid.
During the six months ended June 30, 2022, common share dividends in the amount of $327 million (2021 - $311 million) were declared and paid. See Note 27 - Subsequent Events for dividends declared subsequent to June 30, 2022.
20.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021

Net income attributable to common shareholders (millions of dollars)	255	238	565	506

Weighted-average number of shares
Basic	598,710,144	598,212,600	598,516,859	597,940,658
Effect of dilutive stock-based compensation plans	2,042,012	2,276,575	2,112,440	2,408,032
Diluted	600,752,156	600,489,175	600,629,299	600,348,690

EPS
Basic	$0.43	$0.40	$0.94	$0.85
Diluted	$0.42	$0.40	$0.94	$0.84

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (the PWU Share Grant Plan) and one for the benefit of certain members of the Society (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2022 and 2021 is presented below:

	Three months ended June 30		Six months ended June 30
(number of share grants)	2022	2021	2022	2021
Share grants outstanding - beginning	2,662,000	3,154,805	2,662,000	3,154,805
Vested and issued[1]	(388,321)	(417,020)	(388,321)	(417,020)
Share grants outstanding - ending	2,273,679	2,737,785	2,273,679	2,737,785
1 During the three and six months ended June 30, 2022, Hydro One issued 388,321 (2021 - 417,020) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and six months ended June 30, 2022 and 2021 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2022	2021	2022	2021
DSUs outstanding - beginning	85,973	70,589	80,813	65,240
Granted	5,026	5,273	10,186	10,622
Paid	—	(5,315)	—	(5,315)
DSUs outstanding - ending	90,999	70,547	90,999	70,547
At June 30, 2022, a liability of $3 million (December 31, 2021 - $3 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $34.61 (December 31, 2021 - $32.91). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and six months ended June 30, 2022 and 2021 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2022	2021	2022	2021
DSUs outstanding - beginning	124,849	87,956	90,240	61,880
Granted	1,017	765	35,626	26,841
DSUs outstanding - ending	125,866	88,721	125,866	88,721
At June 30, 2022, a liability of $4 million (December 31, 2021 - $3 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $34.61 (December 31, 2021 - $32.91). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
There was no activity during the three months ended June 30, 2022 and 2021. A summary of PSU and RSU awards activity under the LTIP during the six months ended June 30, 2022 and 2021 is presented below:

	PSUs		RSUs
Six months ended June 30 (number of units)	2022	2021	2022	2021
Units outstanding - beginning	—	111,920	—	139,730
Vested and issued	—	(111,920)	—	(104,970)
Settled	—	—	—	(34,760)
Units outstanding - ending	—	—	—	—
No awards were granted during the three and six months ended June 30, 2022 and 2021. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and six months ended June 30, 2022 was $nil (2021 - $nil and less than $1 million).

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
Society RSU Plan
A summary of RSU awards activity under the Society RSU Plan during the three and six months ended June 30, 2022 and 2021 is presented below:

	Three months ended June 30		Six months ended June 30
(number of RSUs)	2022	2021	2022	2021
RSUs outstanding - beginning	36,556	—	71,053	—
Granted	—	—	1,667	—
Vested and issued	—	—	(34,346)	—
Settled	—	—	(1,106)	—
Forfeited	—	—	(712)	—
RSUs outstanding - ending	36,556	—	36,556	—
Stock Options
A summary of stock options activity during the three and six months ended June 30, 2022 and 2021 is presented below:

	Three months ended June 30		Six months ended June 30
(number of stock options)	2022	2021	2022	2021
Stock options outstanding - beginning	—	108,710	—	108,710
Stock options outstanding - ending	—	108,710	—	108,710
22.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.2% ownership at June 30, 2022. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network (OCN LP) is a joint-venture limited partnership between OPG and a subsidiary of Hydro One. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2022 and 2021:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2022	2021	2022	2021
Province	Dividends paid	79	75	154	147
IESO	Power purchased	408	392	1,186	1,031
	Revenues for transmission services	512	443	1,028	885
	Amounts related to electricity rebates	243	242	544	548
	Distribution revenues related to rural rate protection	60	60	121	122
	Distribution revenues related to supply of electricity to remote northern communities	9	9	18	18
OPG[1]	Power purchased	5	1	11	5
	Revenues related to provision of services and supply of electricity	2	1	4	3
	Capital contribution received from OPG	—	—	2	2
	Costs related to the purchase of services	1	1	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	—
OEB	OEB fees	3	2	5	4
OCN LP2	Investment in OCN LP	1	—	1	—
1    OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 25 - Commitments for details related to the OCN Guarantee.
2    OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
23.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Accounts receivable	70	3	14	2
Due from related parties	6	12	(19)	41
Materials and supplies (Note 9)	—	1	(1)	1
Prepaid expenses and other assets (Note 9)	—	1	(13)	(5)
Other long-term assets (Note 12)	—	—	(1)	1
Accounts payable	(10)	(23)	(52)	(43)
Accrued liabilities (Note 13)	121	(2)	88	78
Due to related parties	(93)	(18)	(139)	(194)
Accrued interest (Note 13)	(20)	(23)	(12)	(3)
Long-term accounts payable and other long-term liabilities (Note 14)	3	—	7	—
Post-retirement and post-employment benefit liability	19	18	34	39
	96	(31)	(94)	(83)
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and six months ended June 30, 2022 and 2021. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended June 30, 2022			Six months ended June 30, 2022
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(579)	(33)	(612)	(1,001)	(60)	(1,061)
Reconciling items	43	6	49	27	7	34
Cash outflow for capital expenditures	(536)	(27)	(563)	(974)	(53)	(1,027)

	Three months ended June 30, 2021			Six months ended June 30, 2021
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(520)	(33)	(553)	(1,013)	(67)	(1,080)
Reconciling items	4	(1)	3	18	(4)	14
Cash outflow for capital expenditures	(516)	(34)	(550)	(995)	(71)	(1,066)
Supplementary Information

	Three months ended June 30		Six months ended June 30
millions of dollars)	2022	2021	2022	2021
Net interest paid	147	148	264	254
Income taxes paid	8	7	22	13
24.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021
25.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at June 30, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	93	41	6	2	3	14
Long-term software/meter agreement	8	11	7	3	3	2
Outsourcing and Other Agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. This agreement resulted in commitments of $143 million over the initial three-year term of the agreement.
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at June 30, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,550	—	—
Letters of credit[1]	169	—	—	—	—	—
Guarantees[2]	517	—	—	—	—	—
1 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $2 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
26.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company’s telecommunications business. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it not to be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended June 30, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	516	1,314	10	1,840
Purchased power	—	852	—	852
Operation, maintenance and administration	97	173	16	286
Depreciation, amortization and asset removal costs	130	126	2	258
Income (loss) before financing charges and income tax expense	289	163	(8)	444

Capital investments	311	294	7	612

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2022 and 2021

Three months ended June 30, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	448	1,263	11	1,722
Purchased power	—	838	—	838
Operation, maintenance and administration	101	177	11	289
Depreciation, amortization and asset removal costs	118	105	2	225
Income (loss) before financing charges and income tax expense	229	143	(2)	370

Capital investments	365	184	4	553

Six months ended June 30, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,035	2,831	21	3,887
Purchased power	—	1,866	—	1,866
Operation, maintenance and administration	196	344	34	574
Depreciation, amortization and asset removal costs	255	236	4	495
Income (loss) before financing charges and income tax expense	584	385	(17)	952

Capital investments	588	461	12	1,061

Six months ended June 30, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	896	2,617	20	3,533
Purchased power	—	1,732	—	1,732
Operation, maintenance and administration	199	344	28	571
Depreciation, amortization and asset removal costs	239	205	4	448
Income (loss) before financing charges and income tax expense	458	336	(12)	782

Capital investments	713	360	7	1,080
Total Assets by Segment:

As at (millions of dollars)	June 30, 2022	December 31, 2021
Transmission	18,503	18,138
Distribution	11,784	11,487
Other	270	758
Total assets	30,557	30,383
Total Goodwill by Segment:

As at (millions of dollars)	June 30, 2022	December 31, 2021
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
27.    SUBSEQUENT EVENTS
Dividends
On August 8, 2022, common share dividends of $167 million ($0.2796 per common share) were declared.

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